EXHIBIT 1

   FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources appoints Craig Pepples as CEO

NEW YORK, Dec. 8, 2016 – Global Sources (NASDAQ: GSOL) has appointed Craig Pepples as the CEO of the Company effective Jan. 1, 2017. Mr. Pepples was named Deputy CEO with effect on Oct. 1, 2016, following the announcement that Mr. Spenser Au would retire from Global Sources at the end of 2016.

Merle A. Hinrich, Global Sources’ executive chairman stated: “We are excited for Craig to take on the role as Global Sources’ new CEO. Since joining the Company over 30 years ago, Craig has accumulated in-depth knowledge of many parts of the business, including sales, marketing and operations, as well as having established himself as a B2B media expert. I would also like to thank Spenser for his 39 years of service to the Company, the last five of which were as CEO. Spenser was instrumental in making this leadership transition a smooth one. I congratulate him on his retirement and wish him nothing but the best in the years ahead.”

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.